Exhibit 21.1

List of Subsidiaries of Red Cat Holdings, Inc.

Name of Subsidiaries	Jurisdiction
Red Cat Propware, Inc.	Nevada
Skypersonic, Inc.	Indirect Subsidiary (Michigan)
Red Cat Skypersonic, Inc.	Subsidiary (Nevada)
Teal Drones, Inc.	Subsidiary (Delaware)